www.evolutionpetroleum.com	1155 Dairy Ashford Road, Suite 425, Houston, Texas 77079	713-935-0122

February 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Purcell

Re:	Evolution Petroleum Corporation
Registration Statement on Form S-3
File Number 333-265430

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Evolution Petroleum Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated so that it will become effective at 4:00 p.m. Eastern time on February 23, 2023, or as soon thereafter as practicable.

Please telephone the undersigned (713-201-0505) or Jeff M. Dobbs of Mayer Brown LLP (713-238-2697) if you have any questions with respect to the foregoing.

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Very truly yours,

EVOLUTION PETROLEUM CORPORATION

By:	/s/ Ryan Stash
Name: Ryan Stash
Title: Senior Vice President, Chief Financial Officer and Treasurer